INVEST IN **BLUELIGHT (YC W21)**

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The financial data platform for high performing businesses





You
Alex Dixon
Stew Lamke

usebluelight.com Dover NJ

Infrastructure | Software | Technology | Y Combinator | Analytics

LEAD INVESTOR

Riley Rodgers Principal at Valia Ventures

I have had the chance to get to know Alex over the past several years and have found him to be one of the most thoughtful investors and now founders out there. From an investor's perspective, startup metrics are opaque and typically siloed amongst firms, and when Bluelight becomes successful they will help to open up a new class of data that is currently held in a small number of hands. For founders, they can quickly benchmark their performance and have a better understanding of their financial position relative to peers, which right now only happens through one-off conversations. Bluelight has built an elegant product that provides value to startups in "single-player mode", and once they grow the aggregate data across thousands of startups will become valuable to the entire industry. I am excited to be investing in Bluelight and support the team along their journey.

Invested $1,000 this round

Learn about Lead Investors

OVERVIEW UPDATES WHAT PEOPLE SAY 9 ASK A QUESTION 12

Highlights

1. 🔥 Launched two weeks ago; 10+ customers & $2k MRR
2. 📈 $5.4 Billion Total Available Market
3. ✔ Strong founding team. Alex was a VC investor. Stew & Dixon led data teams at AB InBev & Tempus
4. 🏦 We are building Segment (acquired by Twilio for $3B) for financial data

Our Team



Alex Lee Co-founder & CEO

Venture Capital investor at Alliance Ventures (Renault Nissan Mitsubishi) and a Data Engineer at Boeing

> I believe we are seeing an acceleration of a zero-sum game in the startup and tech industry. This means dollars shift from R&D to SG&A. Yet startups do not have a robust grasp on their financial data. It will be increasingly important to know how user & product metrics impact your financial metrics. We are building the data infrastructure for this.



Alex Dixon Co-founder

Lead data platform engineer at Tempus (backed by NEA) and Senior Software Engineer at Evolent Health



Stewart Lamke Co-founder

Product Manager at Morningstar and Director revenue management at AB InBev

Pitch



(Bluelight

(Bluelight
The financial data platform for high performing businesses

Problem
Financial data lives in a bunch of silos that aren't easily interoperable



➤ Disparate software systems do not communicate with each other. Time is wasted collecting & cleaning data

➤ Most founders do not have a firm grasp on the key operating metrics of their business

Solution
Bluelight uses software to aggregate & benchmark metrics from thousands of startups



Use Cases
How we work with Startups

Customer
Startups & outsourced CFO firms

Application
Financial analysis & benchmarking

Use Cases
How we work with VCs

Customer
Venture capital funds

Application
Portfolio management



Market
The total addressable market is...

$5.4 Billion

30M small & medium businesses in US

4.5M users of QuickBooks Online

$1200 average revenue per customer

Bluelight

Why Now?

Perfect storm of an economic crisis plus disparate software innovation reaching finance

- **Software innovation is reaching the finance function**
- **Covid-19 put financial health top of mind**
- **Modern database technology, 10x faster data processing**

Bluelight

Launch Plan

To launch our benchmarking product, we need a critical mass of startup data

- **Launch Criteria:** Critical mass of data; estimate 200+ Seed/Series A startups
- **Status:** Laser focused on acquiring data: comprehensive data from 10 startups + a deal to get 100 more from a CPA.
- **Timeline:** Expect to get to critical mass by May
- **Experiments:** Testing market demand & learning from customers by launching benchmark reports on specific topics

Bluelight

Traction

$2K MRR and 10+ customers





remi, Kalm, bonsai, jiga., Kitemaker, Resquared, navattic, pangea.app

6:27
Thread
Griffin Morris (Resquared)
If you're a SaaS company using Stripe I would highly recommend plugging into Bluelight. Stripe's reporting is not good. Profitwell is decent but Bluelight has been even more accurate on our metrics than Profitwell. Plus they will soon provide benchmarks to other startups based on your revenue and growth which I am very excited for! Nice work @Stewart Lamke (Bluelight) and team!
Stewart Lamke (Bluelight)
Thanks, Griffin!
Ross Cranwell (Milk Video)
oh nice. ive been using Strip+PW. will give it a go
Stewart Lamke (Bluelight)
hey ross! you can use our website to start the initial set up app.usebluelight.com we are still in beta so I can push your dashboard after
Add a reply

Bluelight

Team

Team of enterprise investors, product experts, and operators



Alex Lee, CEO
The Hustler

- **Venture capital investor** at Alliance Ventures (Renault Nissan Mitsubishi)
- **Data engineer** at Boeing, 777X

Stew Lamke, COO
The Architect

- **Director revenue management** at AB InBev
- **Product manager** at Morningstar

Alex Dixon, CTO
The Hacker

- **Lead data platform engineer** at Tempus (backed by NEA)
- **Senior software engineer** at Evolent Health (NYSE:EVH)

Bluelight

Vision

The world's largest treasure trove of startup data

To bring *market transparency* to founders and investors